CONSENT OF JOHN RAJALA

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, (ii) the El Limon development information contained in the Annual Information Form, (iii) the report titled “Otjikoto Gold Mine, Namibia NI 43-101 Technical Report” dated March 19, 2019, (iv) the scientific and technical information regarding engineering matters related to Fekola development contained in the Management’s Discussion and Analysis, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710 and No. 333-226063) of B2Gold Corp.

/s/ John Rajala
John Rajala
March 20, 2019